MEDIANET GROUP TECHNOLOGIES, INC.

5200 Town Center Circle, Suite 601

Boca Raton, FL 33486

(561) 417-1500

February 14, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	MediaNet Group Technologies, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed March 30, 2011

Current Report on Form 8-K

Filed March 2, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2010

Filed March 30, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 15, 2011

File No. 000-49801

Dear Mr. Mew:

We are responding to the staff’s February 7, 2012 comment letter (the “Letter”). For the staff’s reference, we have included each comment in the Letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. We refer you to comment 22 of our letter dated September 27, 2011 and your disclosure in Note 14 on page F-29 of your recently filed September 30, 2011 Form 10-K regarding the notion of common control. As previously requested, please expand your disclosure in future filings to describe the principles followed in consolidating the separate financial statements of entities under common control as required by Rule 3A-03 of Regulation SX.

Response:

In our response dated December 29, 2011, we provided details showing that three entities under common control were included only in the 2009 financial statements and that during 2009 those entities discontinued their operations. Accordingly, we omitted the disclosure in the 2010 and 2011 financial statements because it was no longer applicable nor is it applicable to future filings.

2. We reissue prior comment 3 of our letter dated January 6, 2012. Please revise your disclosure in future filings under Item 12 to clarify Mr. Hansen has the full right to vote and dispose of shares consistent with your response.

Response:

We did disclose under Item 12 on page 52 of our Form 10-K for the year ended September 30, 2011 the following statement:

“(2)           Includes 214,178,946 shares of Common Stock held directly by Zen Trust.  During the period in which the Zen Trust holds these shares, Mr. Hansen is expected to have the right to vote, but not the right to dispose of, these shares.”

We will continue to make that disclosure in future filings through March 31, 2012 after which date the Trust will have terminated and Mr. Hansen will no longer exercise any control over those shares that had been owned by Zen Holdings, Ltd. prior to the Trust grant.

* * * * *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski

Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney
Leslie J. Croland, P.A.